                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. __)*


                              REXENE CORPORATION
________________________________________________________________________________
                                (Name of issuer)

                          COMMON STOCK, $.01 par value
________________________________________________________________________________
                         (Title of class of securities)

                                  7616831010
                     -------------------------------------
                                 (CUSIP number)

                              Guy P. Wyser-Pratte
                                 63 Wall Street
                            New York, New York 10005
                                  212-495-5350

(Name, address and telephone number of person authorized to receive notices and communications)
________________________________________________________________________________

                                October 3, 1996
                     -------------------------------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                             (Page 1 of 17 Pages)

________________________________

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 7616831010
---------------------------------------------------------------------------------


1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   GUY P. WYSER-PRATTE      SOCIAL SECURITY NO. ###-##-####


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)
                                                             (B) [x]


3  SEC USE ONLY


4  SOURCE OF FUNDS*

   PF


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(D) OR 2(E)                                         [_]



6  CITIZENSHIP OR PLACE OF ORGANIZATION

   UNITED STATES


  NUMBER OF                  7     SOLE VOTING POWER

   SHARES                          698,900

BENEFICIALLY                 8    SHARED VOTING POWER

OWNED BY EACH                     0

  REPORTING                  9    SOLE DISPOSITIVE POWER

   PERSON                         698,900

    WITH                     10   SHARED DISPOSITIVE POWER

                                  0


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    698,900


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.72%

14  TYPE OF REPORTING PERSON *

    IN
=================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 7616831010
---------------------------------------------------------------------------------


1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   SPEAR, LEEDS & KELLOGG             IRS IDENTIFICATION NO. 13-5515160


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)
                                                             (B) [x]


3  SEC USE ONLY


4  SOURCE OF FUNDS*

   WC


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(D) OR 2(E)                                         [_]



6  CITIZENSHIP OR PLACE OF ORGANIZATION

   NEW YORK


  NUMBER OF                  7     SOLE VOTING POWER

   SHARES                          694,400

BENEFICIALLY                 8    SHARED VOTING POWER

OWNED BY EACH                     0

  REPORTING                  9    SOLE DISPOSITIVE POWER

   PERSON                         694,400

    WITH                     10   SHARED DISPOSITIVE POWER

                                  0


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    694,400


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.69%

14  TYPE OF REPORTING PERSON *

    BD;PN
=================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.
         -------------------

     The securities to which this statement relates are the shares of Common Stock, par value $.01 per share (the "Shares"), of Rexene Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 5005 LBJ Freeway, Dallas, TX 75244.


ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

     (a), (b) and (c)     This statement is being filed by the following
persons: Guy P. Wyser-Pratte ("Wyser-Pratte") and Spear, Leeds & Kellogg ("Spear Leeds"). Wyser-Pratte and Spear Leeds are sometimes collectively referred to herein as the "Reporting Persons."

     Wyser-Pratte is President and sole director of Wyser-Pratte Management Co., Inc. ("Wyser-Pratte Management") and his business address is 63 Wall Street, New York, New York 10005.

     Wyser-Pratte Management, a New York corporation, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and provides investment advisory services to certain client investment accounts (the "Wyser-Pratte Accounts"). The business address and principal executive offices of Wyser-Pratte Management are located at 63 Wall Street, New York, New York 10005.

     The name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of each of the executive officers and directors of Wyser-Pratte Management are set forth in Schedule A to this Schedule 13D.
         ----------

     The shares of Common Stock beneficially owned by Wyser-Pratte consist of shares owned by Wyser-Pratte directly, shares owned by the Wyser-Pratte Accounts and shares owned by certain investment partnerships (the "Wyser-Pratte Partnerships" and, together with Wyser-Pratte and the Wyser-Pratte Accounts, the "Wyser-Pratte Investors"), of which Wyser-Pratte Partners, L.P., a Delaware limited partnership ("Wyser-Pratte LP"), is the sole general partner. Wyser-Pratte is the sole general partner of Wyser-Pratte LP. Wyser-Pratte LP's principal business is serving as the general partner of the Wyser-Pratte Partnerships. The business address and principal executive offices of Wyser-Pratte LP are located at 63 Wall Street, New York, New York 10005.

     Spear Leeds, a New York limited partnership, is principally engaged as a registered broker-dealer and market maker. The business address and principal executive offices of Spear Leeds are located at 120 Broadway, New York, New York 10271. The sole general partner of Spear Leeds is SLK LLC, a New York limited liability company ("SLK LLC"). The business address and principal executive offices of SLK LLC are located at 120 Broadway, New York, NY 10271. SLK LLC's principal business is serving as the general partner of Spear Leeds. SLK LLC is controlled by SLK Management Inc., a New York corporation ("SLK Management"). The business address and principal executive offices of SLK Management are located at 120 Broadway, New York, NY 10271. SLK Management's principal business is serving as the Managing Member of SLK LLC.

     The name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of each of the executive officers and directors of SLK Management are set forth in Schedule B to this Schedule 13D.
----------

     (d) and (e)    During the last five years, neither Wyser-Pratte, Wyser-
Pratte Management or Wyser-Pratte LP, nor, to the best knowledge of Wyser-Pratte, any of the executive officers and directors of Wyser-Pratte Management set forth on Schedule A hereto, has been convicted in any criminal proceeding
             ----------
(excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     During the last five years, neither Spear Leeds, SLK LLC or SLK Management, nor, to the best knowledge of Spear Leeds, any of the executive officers and directors of SLK Management set forth on Schedule B hereto, has been convicted
                                         ----------
in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) Each natural person identified in this Item 2 is a citizen of the United States except as otherwise set forth in Schedule A or Schedule B.
                                               ----------    ----------

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

     The aggregate purchase price of the 698,900 shares of Common Stock owned by Wyser-Pratte, the Wyser-Pratte Partnerships and the Wyser-Pratte Accounts was $8,207,588.23, inclusive of brokerage commissions. Each of Wyser-Pratte, the Wyser-Pratte Partnerships and the Wyser-Pratte Accounts used their own assets to purchase such shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

     The aggregate purchase price of the 694,400 shares of Common Stock beneficially owned by Spear Leeds was $7,964,378, inclusive of brokerage commissions. The funds used to purchase such shares were obtained from Spear Leeds' working capital, which may at any given time include funds borrowed in the ordinary course of its general business activities from banks and/or margin accounts.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

     The Reporting Persons are filing this Schedule 13D because, as a result of the matters described in this Item 4, they may be deemed to be a group under Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     The Reporting Persons believe that the recent rejection by the Company's Board of Directors (the "Board") of, and the failure of the Board to fully explore, proposals by Huntsman Corporation to acquire the Company was improper and not in the best interests of all of the shareholders of the Company. In an effort to encourage greater responsiveness by the Company to the views of its shareholders and to maximize value for all of the shareholders of the Company, and particularly, to seek to cause the Board to evaluate and respond to acquisition proposals made by third parties (such as the proposals made by Huntsman Corporation) in a manner which the Reporting Persons believe is consistent with the directors' fiduciary obligations to the Company's shareholders, the Reporting Persons currently intend to take certain actions with respect to the Company, including, but not limited to, actions to elect new directors to the Board and to amend certain provisions of the Company's By-laws, as more fully described below.

     The Reporting Persons currently intend to seek to take actions required to call a special meeting of shareholders of the Company in order to remove all or a majority of the current directors of the Company, amend the Company's By-laws, if necessary, to give shareholders the right to fill vacancies on the Board and replace the directors who have been removed with directors nominated by the Reporting Persons. The Reporting Persons intend to select by mutual agreement nominees who, if elected, will explore alternative ways to maximize value for the shareholders of the Company. In addition, at such a meeting, the Reporting Persons currently intend to submit to the shareholders proposed amendments to the Company's By-laws which would (i) require that the Board terminate, if applicable, defensive measures against a fully-financed, unconditional (except as to applicable regulatory approvals) cash offer after ninety days, unless the shareholders of the Company vote to support the Board's policy of opposition to such offer (the "Shareholders' Rights By-law"), and (ii) provide that the Company shall not be governed by Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, requires a business combination with a holder of 15% or more of the Company's Common Stock to be approved by the affirmative vote of the holders of 66 2/3% of the Common Stock not owned by such holder (the "Business Combination By-law"). The Reporting Persons may revise these proposals or submit additional proposals at any special meeting of shareholders of the Company which may be called or held as a result of the initiatives of the Reporting Persons or otherwise. The Reporting Persons intend to actively solicit demands for the calling of a special meeting of the Company's shareholders and/or proxies or consents in support of the removal of a majority of the current directors of the Company, the election of the Reporting Persons' nominees to the Board, the approval of the Shareholders' Rights By-law, the approval of the Business Combination By-law and the approval of any other proposals which may be submitted at any such meeting or pursuant to any such consent by the Reporting Persons as described herein. In addition, the Reporting Persons may initiate legal proceedings to the extent necessary to effect any of the foregoing actions.

     In addition to the foregoing, each of the Reporting Persons may consider, and may discuss with the other Reporting Person, other alternatives with respect to their respective investments in the Company, including increasing ownership through the acquisition of additional shares of Common Stock in the open market or otherwise, or disposing of all or a portion of their respective investments in the Company in the open market or otherwise. Each Reporting Person's decisions and actions with respect to such possibilities will depend upon a number of factors, including, but not limited to, the actions of the Company, market activity in the shares of Common Stock, an evaluation of the Company and its prospects, general market and economic conditions, conditions specifically affecting such Reporting Person and other factors which such Reporting Person may deem relevant to its investment decisions.

     The Reporting Persons have orally agreed (i) to share expenses incurred in connection with the filing of this Schedule 13D and the matters described in this Item 4, and (ii) that any purchases or sales of shares of Common Stock made on or after October 3, 1996 will be allocated 50% to the Wyser-Pratte Investors on the one hand, and 50% to Spear Leeds on the other hand, unless the Reporting Persons otherwise agree.

     Except as set forth herein, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of shares of the Common Stock. Except as set forth herein, no Reporting Person has any present plan or proposal that would result in or relate to any of the transactions required to be described in Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.
         --------------------------------

     (a) and (b) As of October 14, 1996, Wyser-Pratte owns beneficially (inclusive of shares beneficially owned by Wyser-Pratte Management and Wyser-Pratte LP) 698,900 shares of the Common Stock, representing approximately 3.72% of the 18,804,034 shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 (the "Form 10-Q"). In addition, as of October 14, 1996, 52,000 shares of the Common Stock, representing approximately .28% of the 18,804,034 shares of Common
Stock outstanding as reported in the Form 10-Q, were held by clients of Wyser-Pratte & Co., Inc. ("Wyser-Pratte & Co."), a registered broker-dealer of which Wyser-Pratte is the President and sole director, in certain brokerage accounts maintained with Wyser-Pratte & Co. (the "Wyser-Pratte Brokerage Accounts"). Neither Wyser-Pratte nor Wyser-Pratte & Co. has any voting or investment power or authority with respect to shares of Common Stock held in the Wyser-Pratte Brokerage Accounts and both Wyser-Pratte and Wyser-Pratte & Co. disclaim beneficial ownership of such shares. The reference in this Schedule 13D to shares of Common Stock held in the Wyser-Pratte Brokerage Accounts is included solely in an effort to provide the fullest possible disclosure relating to matters covered by this Schedule 13D and shall not be construed as an admission that either Wyser-Pratte or Wyser-Pratte & Co. has or shares investment and/or voting power or is otherwise the beneficial owner of those shares of Common Stock held in the Wyser-Pratte Brokerage Accounts for purposes of Section 13(d) or Section 13(g) of the Exchange Act. Wyser-Pratte disclaims beneficial ownership of shares of Common Stock which are or may be deemed to be beneficially owned by or on behalf of any other person which is or may be deemed to be a member of a group with any of the Reporting Persons.

     As of October 14, 1996, Spear Leeds owns beneficially 694,400 shares of Common Stock, representing approximately 3.69% of the 18,804,034 shares of Common Stock outstanding as reported in the Form 10-Q. Spear Leeds disclaims beneficial ownership of shares of Common Stock which are or may be deemed to be beneficially owned by or on behalf of any other person which is or may be deemed to be a member of a group with any of the Reporting Persons.

     As of October 14, 1996, the Reporting Persons collectively own beneficially 1,393,300 shares of Common Stock, representing approximately 7.41% of the 18,804,034 shares of Common Stock outstanding as reported in the Form 10-Q.

     (c) Information with respect to all transactions in the shares of Common Stock beneficially owned by Wyser-Pratte which were effected during the past sixty days is set forth in Schedule C hereto and incorporated herein by
                           ----------
reference.

     Information with respect to all transactions in the shares of Common Stock beneficially owned by Spear Leeds which were effected in the past sixty days is set forth in Schedule D hereto and incorporated herein by reference.
             ----------

     (d)  None.

     (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
TO SECURITIES OF THE ISSUER.
-- ------------------------

     Except as set forth in Item 4 of this Schedule 13D, neither Wyser-Pratte, Wyser-Pratte LP or Wyser-Pratte Management, nor, to the best knowledge of Wyser-Pratte, any of the executive officers or directors of Wyser-Pratte Management set forth in Schedule A hereto, has any contract, arrangement, understanding or
             ----------
relationship (legal or otherwise) with any person with respect to any securities of the Company including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

     Except as set forth in Item 4 of this Schedule 13D, neither Spear Leeds, SLK LLC or SLK Management, nor, to the best knowledge of Spear Leeds, any of the executive officers or directors of SLK Management set forth in Schedule B
                                                               ----------
hereto, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

     The following documents are filed as exhibits to this statement:

     Exhibit 99.1 - Joint Filing Agreement dated October 15, 1996 between Guy P.
     ------------
Wyser-Pratte and Spear, Leeds & Kellogg, pursuant to Rule 13d-1(f) of the Securities Exchange Act of 1934.

                                   SIGNATURES

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  Dated:  October 15, 1996      By:    /s/ Guy P. Wyser-Pratte
                                       ---------------------------------------
                                       Guy P. Wyser-Pratte

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                   SPEAR, LEEDS & KELLOGG



     Dated:  October 15, 1996      By:    /s/ Fred Kambeitz
                                          ---------------------------------
                                          Name: Fred Kambeitz
                                          Title: Managing Director

                                   SCHEDULE A
                                   ----------

    The name and present principal occupation or employment of each executive officer and director of Wyser-Pratte Management Co., Inc. are set forth below. The business address of each person is Wyser-Pratte Management Co., Inc., 63 Wall Street, New York, NY 10005, and the address of the corporation or organization in which such employment is conducted is the same as his business address.


            Director:                           Guy P. Wyser-Pratte



            Executive Officers:                 Guy P. Wyser-Pratte
                                                President and Chief Executive
                                                Officer

                                                Eric A. Longmire
                                                Senior Managing
                                                Director

                                   SCHEDULE B
                                   ----------

    The name and present principal occupation or employment of each executive officer and director of SLK Management are set forth below. The business address of each person is SLK Management Inc., 120 Broadway, New York, NY 10271, and the address of the corporation or organization in which such employment is conducted is the same as his business address.

Directors:                                      Peter R. Kellogg

                                                Harvey Silverman

                                                Stephen C. Moss

                                                Andrew Cader

                                                Robert W. Luckow

                                                Gary F. Goldring

                                                Stuart L. Sternberg


Executive Officers:                             Peter R. Kellogg, President

                                                Harvey Silverman, Executive and
                                                Vice President


                                                Carl H. Hewitt, Secretary and
                                                Vice President

                                                Stephen C. Moss, Treasurer,
                                                Senior Vice President and
                                                Assistant Secretary

                                                Andrew Cader, Senior Vice
                                                President

                                                Robert W. Luckow, Senior Vice
                                                President

                                                Gary F. Goldring, Senior Vice
                                                President

                                                Stuart L. Sternberg, Senior
                                                Vice President

                                   SCHEDULE C
                                   ----------

                   INFORMATION WITH RESPECT TO TRANSACTIONS
                       OF THE REGISTRANT'S COMMON STOCK
                  BY WYSER-PRATTE DURING THE PAST SIXTY DAYS



                    Number of Shares
                     of Common Stock         Price
Date               Purchased/(Sold)(1)    Per Share(2)
-----------------  -------------------    -------------

08-26-06                 35,000              11.0000
08-26-96                 13,300              11.0000
08-26-96                 15,400              11.0000
08-26-96                  3,600              11.0000
08-26-96                  7,300              11.0000
08-26-96                  6,100              11.0000
08-27-96                  9,700              11.1250
08-27-96                  3,800              11.1250
08-27-96                  5,000              11.1250
08-27-96                  4,300              11.1250
08-27-96                  1,000              11.1250
08-27-96                  2,000              11.1250
08-27-96                  1,700              11.1250
08-28-96                 41,300              11.2815
08-28-96                 15,800              11.2815
08-28-96                 22,900              11.2815
08-28-96                  4,200              11.2815
08-28-96                  8,600              11.2815
08-28-96                  7,200              11.2815
08-29-96                 82,500              11.3141
08-29-96                 31,800              11.3141
08-29-96                 40,900              11.3141
08-29-96                  8,200              11.3141
08-29-96                 16,700              11.3141
08-29-96                 14,900              11.3141
08-30-96                 16,900              11.4963
08-30-96                  6,500              11.4963
08-30-96                  8,400              11.4963
08-30-96                  1,700              11.4963
08-30-96                  3,500              11.4963
08-30-96                  3,000              11.4963
09-17-96                  3,000              11.5000
09-17-96                  2,000              11.5000
09-19-96                  7,300              11.6956
09-19-96                  5,400              11.6956
09-19-96                  7,300              11.6956
09-19-96                  1,400              11.6956
09-19-96                  2,900              11.6956
09-19-96                  2,500              11.6956
09-30-96                  1,000              11.8750
09-30-96                    500              12.0000
10-03-96                  5,700              12.0000
10-03-96                 25,600              11.8750
10-03-96                 62,500              12.0000
10-03-96                 16,000              12.0000
10-03-96                  9,200              11.8750
10-03-96                  2,000              12.0000
10-03-96                  2,700              11.8750

10-03-96                  600          12.0000
10-03-96                6,500          12.0000
10-03-96               11,200          12.0000
10-03-96                1,100          12.0000
10-03-96                5,100          11.8750
10-03-96                5,000          12.0000
10-03-96                  800          12.0000
10-03-96                4,000          11.8750
10-03-96             (101,200)         11.8996
10-04-96               38,600          12.0357
10-04-96               13,800          12.0357
10-04-96                3,900          12.0357
10-04-96                7,800          12.0357
10-04-96                5,900          12.0357
10-07-96                7,500          12.1250
10-08-96                7,000          12.1250
10-08-96                  400          12.0000
10-08-96                2,800          12.1250
10-08-96                  800          12.1250
10-08-96                1,700          12.1250
10-08-96                1,200          12.1250
10-09-96                9,000          12.2500
10-09-96               10,800          12.1250
10-09-96                4,500          12.1250
10-09-96                2,500          12.2500
10-09-96                2,000          12.1250
10-09-96                2,900          12.1250
10-09-96                1,000          12.2500
10-09-96                3,000          12.1250
10-10-96                5,400          12.5000
10-11-96               14,900          12.5000
10-11-96                5,200          12.5000
10-11-96                1,500          12.5000
10-11-96                3,000          12.5000
10-11-96                2,200          12.5000
10-14-96                6,300          13.0000
                     --------
 Total:               698,900

 ---------------------------
 (1)  All transactions were effected on the New York Stock Exchange.
 (2)  Excludes brokerage commissions.

                                   SCHEDULE D
                                   ----------

                   INFORMATION WITH RESPECT TO TRANSACTIONS
                       OF THE REGISTRANT'S COMMON STOCK
                   BY SPEAR LEEDS DURING THE PAST SIXTY DAYS



                   Number of Shares
                   of Common Stock          Price
Date               Purchased/(Sold)(1)   Per Share(2)
-----------        ---------------      -------------

08-14-96              (30,000)             12.5000
08-20-96                5,000(3)           10.5000
08-20-96                5,000(3)           10.6250
08-20-96                5,000(3)           10.7500
08-20-96                7,000(3)           10.3750
08-20-96                8,000(3)           10.2500
08-20-96                5,000(3)           10.3750
08-21-96               (5,000)(3)          10.3750
08-21-96               (8,000)(3)          10.5000
08-21-96               (5,000)(3)          10.5625
08-21-96              (18,000)             10.7500
08-21-96              (10,000)             10.7500
08-21-96              (15,000)             10.5000
08-21-96                2,500              10.3750
08-21-96              175,000              10.5000
08-22-96               45,000              10.5000
08-23-96              (11,000)             10.7500
08-23-96              (10,000)             10.8750
08-28-96               10,000              11.2500
08-29-96               25,000              11.4500
08-29-96                  600              11.3750
08-30-96               15,000              11.5000
09-03-96               24,800              11.3750
09-04-96                5,000              11.7500
09-05-96               50,000              11.7500
09-06-96                5,000              11.6250
09-09-96               22,000              11.8750
09-09-96                3,100              11.6250
09-09-96               10,000              11.7500
09-10-96                  200              11.8750
09-12-96               40,000              12.1250
09-13-96                8,800              12.1250
09-16-96                5,000              11.8750
09-16-96                5,000              11.7500
10-03-96               46,600              11.8750
10-03-96               10,200              12.0000
10-04-96               20,000              12.1250
10-04-96               50,000              12.0000
10-07-96                7,500              12.1250
10-08-96                  400              12.0000

10-08-96               15,500          12.1250
10-09-96               12,500          12.2500
10-09-96               23,200          12.1250
10-10-96                5,400          12.5000
10-11-96               20,500          13.0000
10-11-96                6,300          12.8750
10-14-96                6,300          13.0000
                      -------
  Total:              599,400

---------------------------
(1) Unless otherwise indicated, all transactions were effected on the New York Stock Exchange.
(2)  Excludes brokerage commissions.
(3)  Effected on the over-the-counter market